UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.  )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78112J 109

(CUSIP Number)

100 W Main Street, Suite 610

Lexington, Kentucky 40507

(844) 479-1507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 78112J 109

(1)	Name of Reporting Persons: RGH, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): SC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,917,675(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,917,675(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,917,675(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.3% (1), (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Includes 22,917,675 shares of Class V Common Stock of Rubicon Technologies, Inc., par value $0.0001 per share (“Class V Common Stock”), and an equal number of Class B Units of Rubicon Technologies Holdings, LLC (“Holdings LLC” and, such units of Holdings LLC, “Class B Units”). Class B Units are exchangeable for an equal number of shares of Class A Common Stock of Rubicon Technologies, Inc., par value $0.0001 (“Class A Common Stock”), and upon any such exchange, an equivalent number of shares of Class V Common Stock will be forfeited and retired. Does not include earn-out interests issuable pursuant to the Merger Agreement (as defined below). See Items 3 and 5 of this Schedule 13D.

(2)	Based on an aggregate of 160,711,911 shares of Class A Common Stock and Class V Common Stock outstanding as of August 15, 2022, as reported in the Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2022 (the “Super 8-K”). See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 78112J 109

(1)	Name of Reporting Persons: Nathaniel Morris
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): SC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,917,675(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,917,675(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,917,675(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.3% (1), (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes 22,917,675 shares of Class V Common Stock and an equal number of Class B Units. Class B Units are exchangeable for an equal number of shares of Class A Common Stock, and upon any such exchange, an equivalent number of shares of Class V Common Stock will be forfeited and retired. Does not include earn-out interests issuable pursuant to the Merger Agreement. See Item 3 of this Schedule 13D for additional information regarding Holdings LLC, the Class V Common Stock and the Class B Units.

(2)	Based on an aggregate of 160,711,911 shares of Class A Common Stock and Class V Common Stock outstanding as of August 15, 2022, as reported in the Super 8-K. See Item 5 of this Schedule 13D.

INTRODUCTORY NOTE

On August 15, 2022 (the “Closing Date”), Rubicon Technologies, Inc. (formerly known as Founder SPAC, a Cayman Islands exempted company, “Founder”), a Delaware corporation (“Rubicon” or the “Company”), consummated the previously announced business combination (the “Closing”) pursuant to that certain Agreement and Plan of Merger dated December 15, 2021 (the “Merger Agreement”), by and Founder, Rubicon Technologies Holdings, LLC (formerly known as Rubicon Technologies, LLC, “Holdings LLC”), Ravenclaw Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Founder (“Merger Sub”), Ravenclaw Merger Sub Corporation 1, a Delaware corporation and wholly owned subsidiary of Founder (“Merger Sub Inc. 1”), Ravenclaw Merger Sub Corporation 2, a Delaware corporation and wholly owned subsidiary of Founder (“Merger Sub Inc. 2”), Ravenclaw Merger Sub Corporation 3, a Delaware corporation and wholly owned subsidiary of Founder (“Merger Sub Inc. 3” and, together with Merger Sub Inc. 1 and Merger Sub Inc. 2, each a “Blocker Merger Sub” and collectively, the “Merger Subs”), Boom Clover Business Limited, a British Virgin Islands corporation (“Blocker Company 1”), NZSF Frontier Investments Inc., a Delaware corporation (“Blocker Company 2”), PLC Blocker A LLC, a Delaware limited liability company (“Blocker Company 3” and, together with Blocker Company 1 and Blocker Company 2, each a “Blocker Company” and collectively, the “Blocker Companies”). In connection with the Closing, the public company registrant changed its name from Founder SPAC to Rubicon Technologies, Inc.

The Merger Agreement provided for, among other things, the following transactions: (i) Founder changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), and, (ii) in connection with and following the Domestication, (A) Merger Sub merged with and into Holdings LLC, with Holdings LLC surviving such merger (the “Merger”), (B) followed by a series of sequential two-step mergers among the Blocker Merger Subs, Blocker Companies and Rubicon, such that (x) each Blocker Merger Sub merged with and into its corresponding Blocker Company, with the Blocker Company surviving as a wholly owned subsidiary of Rubicon, following which (y) the surviving Blocker Company merged with and into Rubicon, with Rubicon surviving the merger (collectively, the “Blocker Mergers”, and together with the Merger, the “Mergers”).

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A Common Stock, as represented by beneficial ownership of Class B Units and Class V Common Stock. See Items 3 and 5 below.

The address of Rubicon’s principal executive offices is 100 W Main Street, Suite 610 Lexington, Kentucky 40507.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by RGH, Inc. (“RGH”) and Nathaniel Morris (“Mr. Morris”, together with RGH, the “Reporting Persons”).

Nate Morris is the CEO of RGH and has voting and dispositive control over the securities held by RGH. Accordingly, Mr. Morris may be deemed to beneficially own the securities held by RGH. Each of RGH and Mr. Morris disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The Reporting Persons have entered into a Joint Filing Agreement, dated August 23, 2022, a copy of which is attached hereto as Exhibit 7.1, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The principal business of each of the Reporting Persons is 100 West Main Street, Suite 601, Lexington, KY 40507.

(c)	The principal purpose of RGH is to hold securities in Rubicon. The principal purpose of Mr. Morris is to serve as Chief Executive Officer of Rubicon, Holdings LLC and RGH and Chairman of the Board of Directors Rubicon (the “Board”).

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	RGH is organized under the laws of Delaware. Mr. Morris is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Class A Common Stock reported in the Schedule 13D represent 22,917,675 shares of Class V Common Stock and Class B Units held by RGH.

In connection with the Mergers, RGH was issued 22,917,675 shares of Class V Common Stock and 22,917,675 Class B Units in consideration for its interests in Holdings LLC immediately prior to the Closing. Class B Units were issued to RGH at a deemed value of $10.00 per Class B Unit.

Shares of Class V Common Stock represent a voting interest in Rubicon, with each share of Class V Common Stock representing one vote per share (the equivalent voting rights of a share of Class A Common Stock), but do not have any economic interest in Rubicon. Class A Common Stock and Class V Common Stock vote together as a single class.

Class B Units are exchangeable into Class A Common Stock on a quarterly basis and in certain other unique circumstances such as a change of control pursuant to the Eighth Amended and Restated Limited Liability Company Agreement of Holdings LLC (the “A&R LLCA”). Upon exchange of a Class B Unit, the corresponding share of Class V Common Stock will be automatically redeemed and cancelled. A Class B Unit is typically exchangeable for Class A Common Stock on a one-for-one basis, subject to limited exceptions, but Rubicon may, at its the discretion, issue cash or a mix of cash and Class A Common Stock upon the exchange of Class B Units.

Additional information regarding the foregoing is set forth in the Company’s definitive proxy statement/prospectus related to the Mergers filed with the SEC on July 6, 2022 and the Super 8-K.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired securities described in this Schedule 13D for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interest in, and intentions with respect to, the Company and their investment in the securities of the Company. This evaluation may be based on various factors, including but not limited to the Company’s business and financial condition, results of operations and prospects; general market, economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, including the Class A Common Stock; the relative attractiveness of other business and investment opportunities; and other future developments. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Company and/or Holdings LLC, including additional shares of Class A Common Stock, Class V Common Stock, and/or warrants to purchase Class A Common, as well as Class B Units, and dispose of all or a portion of the securities of the Company and/or Holdings LLC that the Reporting Persons now own or may hereafter acquire.

In connection with or through Mr. Morris’ role as CEO and Chair of the Board, or otherwise, the Reporting Persons may engage in discussions with management, other members of the Board, other stockholders of Rubicon and/or unitholders of Holdings LLC and other relevant parties concerning the operations, management, composition of the Board and management, ownership, capital structure, strategy, and future plans of Rubicon and/or Holdings LLC, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions to be executed by or otherwise involving Rubicon, Holdings LLC and/or other third parties. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF RUBICON TECHNOLOGIES, INC.

(a) and (b)

The Reporting Persons may be deemed to beneficially own a number of shares of Class A Common Stock equal to the number of shares of Class V Common Stock set forth in the table below, representing the approximate percentage of the outstanding shares of Class A Common Stock and Class V Common Stock (on a combined basis), as set forth in the table below as calculated pursuant Rule 13d-3 (based on 46,300,005 shares of Class A Common Stock and 114,411,906 shares of Class V Common Stock outstanding as of August 15, 2022, as reported in the Super 8-K). Each Reporting Person has shared voting and dispositive power with respect to the shares of Class V Common Stock beneficially owned thereby. No Reporting Person has sole voting or investment power with respect to any of the shares of Class V Common Stock beneficially owned thereby.

Reporting Person	Class V Common Stock Beneficially Owned(1)	Voting Power and Implied Ownership Interest(2)
RGH, Inc.	22,917,675(3)	14.3%
Nathaniel Morris	22,917,675(3)	14.3%

(1)	Comprises 22,917,675 shares of Class V Common Stock. RGH also holds 22,917,675 Class B Units, which are exchangeable at the option of RGH on a periodic basis for an equivalent number of shares of Class A Common Stock (and equivalent forfeiture of Class V Common Stock) pursuant to the A&R LLCA. The shares of Class A Common Stock underlying the Class B Units of Holdings are not issuable until Class B Units of Holdings LLC are exchangeable following the restrictions set fort in the Lock-Up Agreement (as defined below and discussed further in Item 6 hereto) on February 11, 2022. For purposes of reporting ownership herein, we present the current holdings of Class V Common Stock as such shares represent the equivalent voting power and control on the same basis as if RGH exchanged such Class B Units (and forfeited such Class V Common Stock) for an equivalent number of shares of Class A Common Stock.

(2)	Class A Common Stock and Class V Common Stock vote together as a single class pursuant to the certificate of incorporation of Rubicon, with each representing one vote per share. See Item 3.

(3)	The amounts set forth herein do not include (a) the Class B Units and shares of Class V Common Stock issuable upon satisfaction of certain conditions regarding the performance of Class A Common Stock during the five year period following the Closing, as set forth in further detail in the Merger Agreement and (b) the restricted stock units issuable as Founder RSU Grants (as defined below) and Management Rollover Consideration (as defined below), as set forth in further detail in the Amended and Restated Employment Agreement (as defined below). See Item 6.

(c) None of the Reporting Persons has engaged in any transaction in shares of Class A Common Stock, Class V Common Stock or Class B Units in the 60 days prior to the filing of this Schedule 13D other than in connection with the Mergers as described in Item 3 hereof.

(d) Any determination to pay dividends from, or distribute the proceeds from the sale of, the securities reported herein will be at the discretion of the board of directors of RGH.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF RUBICON TECHNOLOGIES, INC.

Lock-Up Agreement – On December 15, 2021, RGH entered into a lock-up agreements with Founder and Holdings LLC (the “Lock-Up Agreement), whereby RGH agreed to certain transfer restrictions with respect to securities to be received by such holder as transaction consideration pursuant to the Merger Agreement, until the earlier of (i) February 11, 2022 (180 days after the Closing Date) and (ii) the date after Rubicon completes a liquidation, merger, or similar transaction that results in all of Rubicon’s stockholders having the right to exchange their equity holdings for cash, securities or other property. RGH also agreed not to exchange any of its Class B Units of Holdings LLC prior to the lapse of the aforementioned restrictions. In the event that Rubicon waives, releases, or terminates the lock-up provision in a similar Lock-Up Agreement with another party, then RGH will be granted a pro rata share in such waiver, release or termination. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement. A copy of the form of Lock-Up Agreement is attached as Exhibit 7.2 to this Schedule 13D and incorporated herein by reference.

Amended and Restated Registration Rights Agreement – On the Closing Date, Founder and Rubicon entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) with Holdings LLC, RGH, Nate Morris, and certain Rubicon equity holders (collectively, with any persons who thereafter become party to the A&R Registration Rights Agreement, the “Holders”). Pursuant to the A&R Registration Rights Agreement, Rubicon will file within 30 days after the Closing Date, and will use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a registration statement registering for resale (i) all outstanding shares of Class A Common Stock held by the Holders immediately following the Closing, (ii) all shares of Class A Common Stock issuable upon exercise, conversion or exchange of any option, warrant or convertible security held directly or indirectly by a Holder immediately following the Closing (including Class B Units), (iii) any warrants or shares of Class A Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Class A Common Stock held by a Holder immediately following the Closing, (iv) any shares of Class A Common Stock or warrants to purchase Class A Common Stock otherwise acquired or owned by a Holder following the date of the A&R Registration Rights Agreement to the extent that such securities are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”)) or are otherwise held by an “affiliate” (as defined in Rule 144) of Rubicon, and (v) any other equity security of Rubicon or its subsidiaries issued or issuable with respect to any of (i)-(iv) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, reorganization or similar transaction (all such securities, collectively, “Registrable Securities”). Rubicon is required to maintain a continuously effective registration statement until such time as there are no longer any Registrable Securities outstanding, and to use its commercially reasonable efforts to as promptly as reasonably practicable cause a registration statement to regain effectiveness in the event that such registration statement ceases to be effective for any reason at any time while Registrable Securities are still outstanding. At any time that a registration statement is effective, any one or more Holders may request to sell all or a portion of its Registrable Securities in an underwritten offering that is registered pursuant to the registration statement; provided, in each case, that Rubicon will only be obligated to effect an underwritten offering if such offering will include Registrable Securities proposed to be sold by the demanding Holders with a total offering price reasonably expected to exceed, in the aggregate, $35 million. The Holders as a group (other than the Founder SPAC Sponsor, LLC (“Sponsor”)) on the one hand, and the Sponsor, on the other hand, may each demand up to two (2) underwritten shelf takedowns in any 12-month period. The Holders also have certain customary “piggyback” registration rights with respect to registrations initiated by Rubicon. Rubicon will bear the expenses incurred in connection with the filing of any registration statements pursuant to the A&R Registration Rights Agreement. The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement. A copy of the form of A&R Registration Rights Agreement is attached as Exhibit 7.3 to this Schedule 13D and incorporated herein by reference.

Eighth Amended and Restated Limited Liability Company Agreement – On the Closing Date, Holdings LLC entered into the A&R LLCA with Rubicon, RGH and certain other parties thereto which, among other things, governs the rights of its members and the terms and conditions of any unit interests issued thereby, including the terms of the Class B Units. Holdings LLC has a redemption right with respect to the Class B Units, whereby on the date on which the aggregate interest of holders of Class B Units (other than the Class A Units and Class B Units held directly or indirectly by Rubicon) is less than 15%, Holdings LLC shall have the right, but not the obligation, to redeem all (but not less than all) outstanding Class B Units for either shares of Class A Common Stock, cash of an equivalent value, or a combination thereof, in each case subject to certain adjustments made pursuant to and in accordance with the terms of the A&R LLCA. Holders of Class B Units will have the right, from time to time, to elect to surrender Class B Units (an “Elective Exchange”) in exchange for (a) shares of Class A Common Stock, (b) cash, or (c) a combination of cash and Class A Common Stock, on the terms and subject to the conditions set forth in the A&R LLCA and the Policy Regarding Exchanges set forth as Annex E thereto, with the form of the consideration to be received to be determined by Holdings LLC. Holders may make an Elective Exchange on a quarterly exchange date set by Holdings LLC, or prior to (i) certain extraordinary transactions (e.g., merger, consolidation) involving Holdings LLC or Rubicon or (ii) an Applicable Sale or Termination Transaction (each as defined in the A&R LLCA). Upon the redemption or exchange of a Class B Unit, one share of Class V Common Stock held by such holder will be automatically cancelled for each Class B Unit redeemed or exchanged. The foregoing description of the A&R LLCA does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R LLCA. A copy of the form of A&R LLCA is attached as Exhibit 7.4 to this Schedule 13D and incorporated herein by reference.

Merger Agreement – Pursuant to the Merger Agreement, RGH is entitled to up to 1,718,826 shares of Class V Common Stock and 1,718,826 Class B Units (collectively, the “Earn-Out Interests”) (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) as additional consideration based on the performance of the Class A Common Stock before August 15, 2027 (during the five (5) year period after the Closing) (the “Earn-Out Period”), upon satisfaction of any of the following conditions (each, an “Earn-Out Condition”): (a) 50% of the Earn-Out Interests will become payable to RGH if the volume-weighted average price of the Class A Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for twenty (20) of thirty (30) consecutive trading days during the Earn-Out Period and (b) 50% of the Earn-Out Interests will become payable to RGH if the volume-weighted average price of the Class A Common Stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for twenty (20) of any thirty (30) consecutive trading days during the Earn-Out Period. Each Earn-Out Condition will be evaluated on a stand-alone basis, without reference to the other Earn-Out Condition. Additionally, one or both Earn-Out Conditions will be satisfied if Rubicon consummates a “Change of Control” (as defined in the Merger Agreement) which results in Rubicon’s stockholders having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding the applicable share price target set forth above (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the Board). The foregoing description of the Earn-Out Interests does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the form of Merger Agreement is attached as Exhibit 7.5 to this Schedule 13D and incorporated herein by reference.

Amended and Restated Employment Agreement – Pursuant to the Amended and Restated Employment Agreement, by and between Nate Morris and Holdings LLC (formerly known as Rubicon Global Holdings, LLC) effective as of February 9, 2021, as amended on April 26, 2022 and August 10, 2022 (the “Amended and Restated Employment Agreement”), Mr. Morris is entitled to two one-time restricted stock unit (“RSUs”) awards: (a) a grant of 4,821,357 RSUs, which represents 3% of the issued and outstanding shares of Common Stock immediately following the consummation of the Business Combination (the “Time-Based Grant”) and (b) a grant of 2,410,679 RSUs pursuant to the Rubicon Technologies, Inc. 2022 Equity Incentive Plan, which represents 1.5% of the issued and outstanding shares of Common Stock immediately following the consummation of the Business Combination (the “Performance-Based Grant”, together with the Time-Based Grant, the “Founder RSU Grants”). The Time-Based Grant vests ratably on the first three anniversaries of the consummation of the Business Combination. The Performance-Based Grant will be subject to performance-based vesting established by the compensation committee of the Board. The Founder RSU Grants will vest into an equivalent number of shares of Class A Common Stock and will be issued as soon as reasonably practicable after the filing of the Form S-8 registration statement. In connection with the consummation of the Business Combination, Mr. Morris is also entitled to two additional RSU awards: (a) a grant of 3,561,469 RSUs which will vest into an equivalent number of shares of Class A Common Stock and (b) a grant of RSUs having a grant date value of $5,000,000, (collectively, the “Management Rollover Consideration”) in each case, which vest on February 13, 2022, the date that is six months following the consummation of the Business Combination. The Management Rollover Consideration will be will be issued as soon as reasonably practicable after the filing of the Form S-8 registration statement. The foregoing description of the Founder RSU Grants and Management Rollover Consideration does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Employment Agreement. A copy of the form of Amended and Restated Employment Agreement is attached as Exhibit 7.6 to this Schedule 13D and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of Rubicon Technologies, Inc., including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated August 23, 2022.
7.2	Form of Lock-Up Agreement, dated December 15, 2021, by and among the Company, Holdings LLC, and RGH (incorporated by reference to Exhibit 10.6 to Rubicon’s Form 8-K, filed with the SEC on August 19, 2022).
7.3	Amended and Restated Registration Rights Agreement, dated August 15, 2022, by and among the Company, Holdings LLC, RGH, Nate Morris and certain other parties thereto (incorporated by reference to Exhibit 10.5 to Rubicon’s Form 8-K, filed with the SEC on August 19, 2022).
7.4	Eighth Amended and Restated Limited Liability Company Agreement , dated August 15, 2022, by and among the Company, Holdings LLC, RGH and certain other parties thereto (incorporated by reference to Exhibit 10.9 to Rubicon’s Form 8-K, filed with the SEC on August 19, 2022).
7.5	Merger Agreement, dated as of December 15, 2021, by and among Founder SPAC, Rubicon Technologies, LLC, and the other parties thereto (incorporated by reference to Exhibit 2.1 of Founder’s Form 8-K, filed with the SEC on December 17, 2021).
7.6	Amended and Restated Employment Agreement, by and between Nate Morris and Rubicon Global Holdings, LLC effective as of February 9, 2021, as amended on April 26, 2022 and August 10, 2022 (incorporated by reference to Exhibit 10.11 to Rubicon’s Form 8-K, filed with the SEC on August 19, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of August 23, 2022

RGH, INC.

By:	/s/ Nathaniel Morris
Name:	Nathaniel Morris
Title:	Chief Executive Officer

NATHANIEL MORRIS

By:	/s/ Nathaniel Morris

[Signature Page to Schedule 13D (RGH and Morris)]